14041231

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

tg 8/4/14

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RECEIVED JUL 3 1 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2013 (MM/DD/YY) AND ENDING 05/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3621 NW 63rd. Street
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Oplotnik 405-848-9836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buxton, M. Thomas III, CPA
(Name – *if individual, state last, first, middle name*)

4430 NW 50th St. (Address) OKC (City) Oklahoma (State) 73112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/18/14
KW 8/4/2014

OATH OR AFFIRMATION

I, James J. Oplotnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investments, Inc., as of May 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President/CCO

Title

Notary Public

LORI A. PIRRAGLIA
Notary Public
State of Oklahoma
Commission # 13006580 Expires 07/19/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Access Investments, Inc.

Financial Statements with Independent Auditors' Report

As of May 31, 2014

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

To the Board of Directors
Access Investments, Inc.

Independent Auditors' Report

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Access Investments, Inc., as of May 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended May 31, 2014, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Investment, Inc., at May 31, 2014, and the results of their operations and their cash flows for the year ended May 31, 2014, in conformity with accounting principles generally accepted in the United States.

Report on Other Legal and Regulatory Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is

4430 N. W. 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 24, 2014
Oklahoma City, OK

Access Investments, Inc.
Statement of financial condition
As of May 31, 2014

Assets		
Current assets		
Cash	$	9,791
Concessions and commissions receivable		4,758
Total current assets		14,549
Intangible assets		-
Total assets	$	14,549
Liabilities and stockholders' equity		
Current liabilities		
Payable to broker-dealers	$	3,664
Income taxes payable		-
Current liabilities and total liabilities		3,664
Stockholder's equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		12,900
Retained earnings		(2,115)
Total stockholder's equity		10,885
Total liabilities and stockholders' equity	$	14,549

The accompanying notes are an integral part of these financial statements

Access Investements, Inc.
Statement of operations
For the year ended May 31, 2014

Revenues	
Concessions and commissions	$ 52,276
Expenses	
Commissions paid	43,694
Amortization	-
Legal and accounting	4,958
Licenses and permits	3,612
Wages - officer	300
Wages - office	450
Other expense	1,583
	54,597
Loss before income taxes	(2,321)
Provision for income taxes	-
Net loss	$ (2,321)
Earnings per share, basic and diluted	$ (23.21)

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2014

Cash flows from operating activities:		
Net Income	$	(2,321)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		-
Increase (decrease) in cash flow from operating assets and liabilities:		
Concessions and commissions receivable		(4,421)
Income taxes payable		-
Commissions payable		3,371
Cash used in operating activities		(3,371)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Decrease in cash		(3,371)
Cash at beginning of year		13,162
Cash at end of year	$	9,791
Supplemental disclosures of cash flow information:		
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in stockholders' equity
For the year ended May 31, 2014

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at May 31, 2013	100	$ 100	$ 12,900	$ 206	$ 13,206
Net Income				(2,321)	(2,321)
Balance at May 31, 2014	100	$ 100	$ 12,900	$ (2,115)	$ 10,885

The accompanying notes are an integral part of these statements.

1. Organization and Nature of Business - Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation - The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Securities Transactions - Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years, unless clearly immaterial.

The Company's income tax returns for the years ended May 31, 2012, 2013, and 2014 for both Federal and State of Oklahoma remain open for examination.

Amortization of Intangible Assets - Amortization is provided on a straight-line basis using estimated useful lives of three to fifteen years.

Statement of Cash Flows - For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies - Financial instruments, if any, used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions - The Company did not participate in principal transactions during the year ended May 31, 2014.

Fair Value of Financial Instruments - The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at May 31, 2014.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

4. Intangible assets

Intangible assets at May 31, 2014 consisted of the following:

Organization costs	$	3,000
Software		1,555
Total cost		4,555
Accumulated amortization		(4,555)
Net intangible assets	$	-

Aggregate charges for amortization were $-0- during 2014.

5. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance with *Financial Accounting Standards Codification (FASC) 740-10*, for Income Taxes. This Statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year. Therefore, deferred taxes are immaterial and not recognized. There are no permanent or temporary timing differences other than net operating loss carry forwards.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the company, and has concluded that as of May 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Company has net operating loss carry forwards of $3,922 from fiscal year end May 31, 2011, $2,243 from fiscal year ended May 31, 2012, $4,062 from fiscal year ended May 31, 2013 and $2,321 from fiscal year ended May 31, 2014.

6. Basic and Diluted Earnings per Share

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year.

Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2014, the Company had net capital of $10,176, which was $5,176 in excess of its required net capital of $5,000. The Company's net capital ratio was .004 to 1.

8. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge. Officers of the Company perform managerial duties without compensation.

9. Subsequent Events

No events have occurred through July 24, 2014, which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended May 31, 2014.

Schedule I

Access Investments, Inc.
Computation of net capital under Rule 15c3-1
of the Securities and Exchange Commission
As of May 31, 2014

Total stockholder's equity	$	10,885
Deductions:		
Receivables under Rule 12b-1		(4,332)
Less: Commissions payable related to 12b-1 receivables		3,623
Net capital	$	10,176
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker-dealers	$	3,664
Less: Commissions payable related to 12b-1 receivables		(3,623)
Total aggregate indebtedness	$	41
Minimum net capital requirement	$	5,000
Excess net capital	$	5,176
Ratio: Aggregate indebtedness to net capital		0.004 to 1
Reconciliation with Company's computation		
(included in Part IIA as of May 31, 2014)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	6,553
Adjustments:		
Commissions payable related to 12b-1 receivables not considered aggregate indebtedness		3,623
Total adjustments		3,623
Net capital per above	$	10,176

The accompanying notes are an integral part of these statements.

Schedule II

Access Investments, Inc.
Exemption from the provisions of Rule 15C3-3
As of May 31, 2014

The Company believes it is exempt from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, we are a by-application-only broker-dealer. As such, we do no hold customer funds or safekeep customer securities.

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in liabilities subordinated
To claims of general creditors
For the year ended May 31, 2014

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2014.

The accompanying notes are an integral part of these financial statements.

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

To the Board of Directors of Access Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Access Investments, Inc. (the Company), for the year ended May 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("the SEC"), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may

4430 N. W. 50TH STREET, SUITE R, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2014, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 24, 2014
Oklahoma City, OK